Filed by Neothetics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Neothetics, Inc.

Commission File No.: 001-36754

NEOTHETICS SPECIAL MEETING OF STOCKHOLDERS ADJOURNED

Voting Period Extended to Solicit Additional Votes

Meeting Will Take Place on Wednesday, January 17, 2018

WE NEED YOUR VOTE!

Dear Stockholder:

We recently sent you proxy materials concerning the Special Meeting of Stockholders of Neothetics, Inc. to vote on the proposed merger with Evofem Biosciences, Inc. According to our latest records, your vote for this meeting HAS NOT YET BEEN RECEIVED.

To date all of the proposals have received strong support, with over 98% of the votes received voting in favor of the merger, but we need additional votes to achieve a quorum and approval of the other proposals required for the merger to go forward. Neothetics has many stockholders holding relatively small positions, making it critical for stockholders with smaller positions to vote.

THE NEOTHETICS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS YOU VOTE “FOR” ALL PROPOSALS

YOUR VOTE IS VERY IMPORTANT

Voting takes only a few moments. Please vote using one of the following options:

1.	CALL KINGSDALE SHAREHOLDER SERVICES

Call our proxy solicitor toll free at 1-866-851-3214 to vote your shares with a live operator.

2.	VOTE ONLINE

Log on to the website listed on your voting instruction form (www.proxyvote.com). Please have your voting instruction form in hand to access your control number and follow the on screen instructions. Your control number is located in the box next to the arrow ( ) on your voting instruction form.

3.	VOTE BY TOUCH-TONE PHONE

Call the toll free number listed on your voting instruction form. Please have your voting instruction form in hand to access your control number and follow the recorded instructions. Your control number is located in the box next to the arrow ( ) on your voting instruction form.

The proxy materials we sent you contain important information regarding the proposals that you and other stockholders are being asked to consider. Please read the materials carefully. If you have any questions regarding the proposals, or need assistance with voting, please call our proxy solicitor Kingsdale Shareholder Services toll free at 1-866-851-3214.

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.